Exhibit 12.2.b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

			Years Ended December 31,
	Nine Months Ended September 30, 2013	Twelve Months Ended September 30, 2013	2012	2011	2010	2009	2008

Earnings, as defined:
Income from continuing operations before income tax expense	$1,473	$1,833	$1,703	$1,362	$1,394	$503	$1,364

Fixed charges included in income	297	396	418	361	385	392	343

Total earnings, as defined	$1,770	$2,229	$2,121	$1,723	$1,779	$895	$1,707

Fixed charges, as defined:
Interest charges	$287	$382	$404	$346	$368	$376	$330
Rental interest factor	10	14	14	15	17	16	13

Fixed charges included in income	297	396	418	361	385	392	343
Preference security dividend requirement	19	26	27	27	27	24	26
Total fixed charges, as defined	$316	$422	$445	$388	$412	$416	$369

Ratio of Earnings to Fixed Charges and Preferred Dividends	5.60	5.28	4.77	4.44	4.32	2.15	4.63